July 3, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention: Dave Edgar

Re:    Digi International Inc.
Form 10-K for the fiscal year ended September 30, 2023
Form 8-K furnished on January 31, 2024
File No. 001-34033

Ladies and Gentlemen:

Set forth below is the response of Digi International Inc. (“we,” “us,” “our,” or “Digi”) to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter to us dated June 26, 2024 (the “Comment Letter”). For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede our response. Capitalized terms used, but not defined in this letter have the meanings given to them in our prior responses to comments on the subject reports.

Form 10-K for the Fiscal Year Ended September 30, 2023

Notes to Consolidated Financial Statements
Note 4. Segment Information and Major Customers, page 53

We note the information provided in your prior response regarding your recent Reorganization and its impact on the company's organizational structure and segment identification. Please address the following as it relates to these recent changes:
•Describe further the ad hoc communications that occur between the CODM and product line leaders. Tell us what financial information is provided to the CODM at the ad hoc meeting and clarify whether any cost or profitability information at the product level is discussed or provided, either formally or informally.

We respectfully advise the Staff that the information provided to the CODM during any ad hoc communications with product line leaders is limited exclusively to data that is part of the CODM package. Consistent with our prior response, information reviewed by the CODM within the CODM Package which includes financial information that is reviewed at the product line level, consists of:
-Bookings and pipeline data* at a product level
-Top SKU’s in channel inventory in the supply chain
-Top SKU’s through channel Point of Sale data
-ARR forecast by product

-ARR metrics such as Average Revenue per Unit, license counts, attach rates, adds and churn
-Gross inventory balance by product and inventory receipts forecasted by product

*Bookings and pipeline data only relate to new contracts executed and potential contracts or leads generated by sales teams or agents. These measures are used to assess future revenue growth potential for the Company. Bookings and pipeline information is only related to revenue and does not include any measure of cost or profitability at the contract level or the product line level.

Ad hoc communications most often occur to provide updates to the CODM regarding any of the information above that was provided during a previous Monthly Business Review (“MBR”). No cost, nor profitability information at the product level is ever provided or discussed, formally or informally with the CODM in these ad hoc communications.

•Tell us whether any ad hoc communications occur between the CODM and segment managers or other members of the Executive Leadership Team outside of the monthly business review meetings. If so, describe what is discussed at such meetings and clarify whether any financial information by segment or product lines is provided either formally or informally to the CODM.

We respectfully advise the Staff that ad hoc communications can and do take place between the CODM and segment managers as well as other members of the Executive Leadership team as part of the CODM’s responsibility for running the Company. These communications relate to updates in relation to the data provided at the MBR’s and can occur on an as-needed basis between formal MBRs. However, in all cases the information discussed does not include any financial information that varies from what is included in the MBR. Consistent with our prior response, information reviewed by the CODM within the CODM Package, which presents financial information that is reviewed and discussed at a consolidated Digi-only level, consists of:
-Sales Operations data:
oNew Annual Recurring Revenue for the current quarter plus the future three quarters
oPipeline data for new hardware revenue contracts
oWeekly pipeline creation and weekly bookings
-Overall channel inventory (referring only to levels of inventory in the supply chain which is an indicator of revenue demand)
-Current quarter P&L forecast (including months of the quarter that are in actuals) down through Adjusted EBITDA
-Cash and working capital metrics
-Overall talent metrics, including adds, departures, time to fill and turnover data

Data that is viewed and discussed at a segment-only level (IoT P&S / IoT Solutions) by the CODM consists of:

-Current quarter forecast (including months of the quarter that are in actuals) down through gross profit
-Capital expenditure spending at forecast
-AR Aging
-Hiring statistics such as backfills, investments and time to fill

Ad hoc communications are focused on updates to the above information. For the information that is at the consolidated Digi level, the financial information consists of revenue, net income, and adjusted EBITDA, which only include cost and profitability at a consolidated Digi level.

For information that is provided at a segment-only level, the financial information consists of revenue and gross profit. No other cost information is provided at the segment level. Ad hoc communications related to product line information is above described, but never includes any cost information.

In addition, the CODM via ad hoc communications may receive updates on and discuss with members of the Executive Leadership team legal, IT, or other ordinary course business matters.

•Describe further how segment leaders are compensated. In your response, specify what segment-level performance measures are used to determine any incentive compensation, and the CODM’s involvement in determining compensation.

We respectfully advise the Staff that the mid-fiscal year nature of the organizational change resulted in Digi’s board of directors determining it will exercise its discretion to determine segment leader compensation that relates to segment performance for the current fiscal year ending September 30, 2024. Information that we expect will inform decisions in determining compensation will likely include performance against the board approved plan for ARR, revenue and gross profit for the segment over which a leader presides. Generally, the CODM will make recommendations to the compensation committee related to compensation of all executive officers other than himself, including our segment leaders, providing supporting data on the metrics mentioned as the basis for recommendation. The board of directors, through its compensation committee, holds full responsibility for determining and approving executive compensation. The process for determining the methodologies and construction of compensation for future fiscal years has not yet been commenced for any Company employees.

If you have any additional questions or comments, please feel free to contact me directly.

Sincerely,
DIGI INTERNATIONAL INC.
By    /s/ James Loch
Chief Financial Officer

cc:    Dave Sampsell, EVP - Corporate Development, General Counsel & Corporate Secretary
Joshua Colburn, Faegre Drinker Biddle & Reath LLP